# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Figure Technology Solutions, Inc., CIK 0002064124
CUSIP: 349381103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 100 West Liberty St, Suite 600, Reno, Nevada (NV), 10018
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001781415

## Reporting persons
- DCM Opportunity Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 201,309; shared voting power 0; sole dispositive power 201,309; shared dispositive power 0; aggregate amount beneficially owned 201,309 (0.1% of the class)
  Comment: Note to Row 5: 201,309 shares, except that DCM Opportunity Fund Investment Management III, L.P. ("GP Opportunity III"), the general partner of DCM Opportunity Fund III, L.P. ("DCM Opportunity III"), and DCM Opportunity Fund International III, Ltd. ("UGP Opportunity III"), the general partner of GP Opportunity III, may be deemed to have sole power to vote these shares, and Matthew C. Bonner ("Bonner"), Andre G. Levi ("Levi") and F. Hurst Lin ("Lin"), the directors of UGP Opportunity III, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 201,309 shares, except that GP Opportunity III, the general partner of DCM III, and UGP Opportunity III, the general partner of GP Opportunity III, may be deemed to have sole power to dispose of these shares, and Bonner, Levi and Lin, the directors of UGP Opportunity III, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 174,853,649 shares of Class A common stock outstanding of Figure Technology Solutions, Inc. (the "Issuer") as of September 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- DCM Opportunity Fund Investment Management III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 201,309; shared voting power 0; sole dispositive power 201,309; shared dispositive power 0; aggregate amount beneficially owned 201,309 (0.1% of the class)
  Comment: Note to Row 5: 201,309 shares, all of which are directly owned by DCM Opportunity III. GP Opportunity III, the general partner of DCM Opportunity III, may be deemed to have sole power to vote these shares, except that UGP Opportunity III, the general partner of GP Opportunity III, may be deemed to have sole power to vote these shares and Bonner, Levi and Lin, the directors of UGP Opportunity III, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 201,309 shares, all of which are directly owned by DCM Opportunity III. GP Opportunity III, the general partner of DCM Opportunity III, may be deemed to have sole power to dispose of these shares, except that UGP Opportunity III, the general partner of GP Opportunity III, may be deemed to have sole power to dispose of these shares, and Bonner, Levi and Lin, the directors of UGP Opportunity III, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 174,853,649 shares of Class A common stock outstanding of the Issuer as of September 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- DCM Opportunity Fund International III, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 201,309; shared voting power 0; sole dispositive power 201,309; shared dispositive power 0; aggregate amount beneficially owned 201,309 (0.1% of the class)
  Comment: Note to Row 5: 201,309 shares, all of which shares are directly owned by DCM Opportunity III. UGP Opportunity III is the general partner of GP Opportunity III, the general partner of DCM Opportunity III, and may be deemed to have sole power with respect to such shares, except that GP Opportunity III, the general partner of DCM Opportunity III, may be deemed to have sole power to vote these shares and Bonner, Levi and Lin, the directors of UGP Opportunity III, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 201,309 shares, all of which shares are directly owned by DCM Opportunity III. UGP Opportunity III is the general partner of GP Opportunity III, the general partner of DCM Opportunity III, and may be deemed to have sole power to dispose of these shares, except that GP Opportunity III, the general partner of DCM Opportunity III, may be deemed to have sole power to dispose of these shares, and Bonner, Levi and Lin, the directors of UGP Opportunity III, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 174,853,649 shares of Class A common stock outstanding of the Issuer as of September 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- Figure Investments, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 16,456,952; shared voting power 0; sole dispositive power 16,456,952; shared dispositive power 0; aggregate amount beneficially owned 16,456,952 (9.4% of the class)
  Comment: Note to Row 5: 16,456,952 shares, except that DCM Ventures China Fund (DCM VIII), L.P. ("DCM VIII"), the majority voting member of Figure Investments, LLC ("Figure SPV"), DCM Investment Management VIII, L.P. ("GP VIII"), the general partner of DCM VIII, and DCM International VIII, Ltd. ("UGP VIII"), the general partner of GP VIII, may be deemed to have sole power to vote these shares, and Bonner, Levi and Lin, the directors of UGP VIII, may be deemed to have shared power to vote of these shares. The members of Figure SPV are DCM VIII, DCM VIII, L.P. ("Side Fund VIII") and DCM Affiliates Fund VIII, L.P. ("Affiliates Fund VIII"), DCM VIII, Side Fund VIII and Affiliates Fund VIII are all under common control and each of DCM VIII, Side Fund VIII and Affiliates Fund VIII may receive proceeds from a disposition of these shares in proportion to their percentage interests in Figure SPV.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 16,456,952 shares, except that DCM VIII, the majority voting member of Figure SPV, GP VIII, the general partner of DCM VIII, and UGP VIII, the general partner of GP VIII, may be deemed to have sole power to dispose of these shares, and Bonner, Levi and Lin, the directors of UGP VIII, may be deemed to have shared power to dispose of these shares. The members of Figure SPV are DCM VIII, Side Fund VIII and Affiliates Fund VIII, DCM VIII, Side Fund VIII and Affiliates Fund VIII are all under common control and each of DCM VIII, Side Fund VIII and Affiliates Fund VIII may receive proceeds from a disposition of these shares in proportion to their percentage interests in Figure SPV.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 174,853,649 Class A common stock outstanding of the Issuer as of September 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- DCM Ventures China Fund (DCM VIII), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 16,456,952; shared voting power 0; sole dispositive power 16,456,952; shared dispositive power 0; aggregate amount beneficially owned 16,456,952 (9.4% of the class)
  Comment: Note to Row 5: 16,456,952, all of which shares are directly owned by Figure SPV. DCM VIII, the majority voting member of Figure SPV, GP VIII, the general partner of DCM VIII, and UGP VIII, the general partner of GP VIII, may be deemed to have sole power to vote these shares, and Bonner, Levi and Lin, the directors of UGP VIII, may be deemed to have shared power to vote these shares. The members of Figure SPV are DCM VIII, Side Fund VIII and Affiliates Fund VIII, DCM VIII, Side Fund VIII and Affiliates Fund VIII are all under common control and each of DCM VIII, Side Fund VIII and Affiliates Fund VIII may receive proceeds from a disposition of these shares in proportion to their percentage interests in Figure SPV.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 16,456,952, all of which shares are directly owned by Figure SPV. DCM VIII, the majority voting member of Figure SPV, GP VIII, the general partner of DCM VIII, and UGP VIII, the general partner of GP VIII, may be deemed to have sole power to dispose of these shares, and Bonner, Levi and Lin, the directors of UGP VIII, may be deemed to have shared power to dispose of these shares. The members of Figure SPV are DCM VIII, Side Fund VIII and Affiliates Fund VIII, DCM VIII, Side Fund VIII and Affiliates Fund VIII are all under common control and each of DCM VIII, Side Fund VIII and Affiliates Fund VIII may receive proceeds from a disposition of these shares in proportion to their percentage interests in Figure SPV.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 174,853,649 Class A common stock outstanding of the Issuer as of September 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- DCM Investment Management VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 16,456,952; shared voting power 0; sole dispositive power 16,456,952; shared dispositive power 0; aggregate amount beneficially owned 16,456,952 (9.4% of the class)
  Comment: Note to Row 5: 16,456,952, all of which shares are directly owned by Figure SPV. GP VIII is the general partner of DCM VIII, the majority voting member of Figure SPV, and may be deemed to have sole power to vote these shares, except that UGP VIII, the general partner of GP VIII, may be deemed to have sole power to vote these shares, and Bonner, Levi and Lin, the directors of UGP VIII, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 16,456,952, all of which shares are directly owned by Figure SPV. GP VIII is the general partner of DCM VIII, the majority voting member of Figure SPV, may be deemed to have sole power to dispose of these shares, except that UGP VIII, the general partner of GP VIII, may be deemed to have sole power to dispose of these shares, and Bonner, Levi and Lin, the directors of UGP VIII, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 174,853,649 Class A common stock outstanding of the Issuer as of September 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- DCM International VIII, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 16,456,952; shared voting power 0; sole dispositive power 16,456,952; shared dispositive power 0; aggregate amount beneficially owned 16,456,952 (9.4% of the class)
  Comment: Note to Row 5: 16,456,952, all of which shares are directly owned by Figure SPV. UGP VIII is the general partner of GP VIII, the general partner of DCM VIII, the dispositive voting member of Figure SPV, and may be deemed to have sole voting power with respect to such shares, except GP VIII, the general partner of DCM VIII, and DCM VIII, the dispositive voting member of Figure SPV, may be deemed to have sole power to vote these shares and Bonner, Levi and Lin, the directors of UGP VIII, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 16,456,952, all of which shares are directly owned by Figure SPV. UGP VIII is the general partner of GP VIII, the general partner of DCM VII, the dispositive voting member of Figure SPV, and may be deemed to have sole voting power with respect to such shares, except GP VIII, the general partner of DCM VIII, and DCM VIII, the dispositive voting member of Figure SPV, may be deemed to have sole power to dispose of these shares and Bonner, Levi and Lin, the directors of UGP VIII, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 174,853,649 Class A common stock outstanding of the Issuer as of September 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- Matthew C. Bonner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,658,261; sole dispositive power 0; shared dispositive power 16,658,261; aggregate amount beneficially owned 16,658,261 (9.5% of the class)
  Comment: Note to Row 6: 16,658,261, of which 16,456,952 are directly owned by Figure SPV and 201,309 are directly owned by DCM Opportunity III. Bonner is a director of each of UGP VIII, the general partner of GP VIII, which is the general partner of each of DCM VIII, Side Fund VIII and Affiliates Fund VIII, the members of Figure SPV, and UGP Opportunity III, the general partner of GP Opportunity III, which is the general partner of DCM Opportunity III, and may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 16,658,261, of which 16,456,952 are directly owned by Figure SPV and 201,309 are directly owned by DCM Opportunity III. Bonner is a director of each of UGP VIII, the general partner of GP VIII, which is the general partner of each of DCM VIII, Side Fund VIII and Affiliates Fund VIII, the members of Figure SPV, and UGP Opportunity III, the general partner of GP Opportunity III, which is the general partner of DCM Opportunity III, and may be deemed to have shared power to dispose of these shares.
  
  Note to Row 11: This percentage is calculated based upon 174,853,649 shares of Class A common stock outstanding of the Issuer as of September 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- Andre G. Levi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,658,261; sole dispositive power 0; shared dispositive power 16,658,261; aggregate amount beneficially owned 16,658,261 (9.5% of the class)
  Comment: Note to Row 6: 16,658,261, of which 16,456,952 are directly owned by Figure SPV and 201,309 are directly owned by DCM Opportunity III. Levi is a director of each of UGP VIII, the general partner of GP VIII, which is the general partner of each of DCM VIII, Side Fund VIII and Affiliates Fund VIII, the members of Figure SPV, and UGP Opportunity III, the general partner of GP Opportunity III, which is the general partner of DCM Opportunity III, and may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 16,658,261, of which 16,456,952 are directly owned by Figure SPV and 201,309 are directly owned by DCM Opportunity III. Levi is a director of each of UGP VIII, the general partner of GP VIII, which is the general partner of each of DCM VIII, Side Fund VIII and Affiliates Fund VIII, the members of Figure SPV, and UGP Opportunity III, the general partner of GP Opportunity III, which is the general partner of DCM Opportunity III, and may be deemed to have shared power to dispose of these shares.
  
  Note to Row 11: This percentage is calculated based upon 174,853,649 shares of Class A common stock outstanding of the Issuer as of September 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- F. Hurst Lin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,658,261; sole dispositive power 0; shared dispositive power 16,658,261; aggregate amount beneficially owned 16,658,261 (9.5% of the class)
  Comment: Note to Row 6: 16,658,261, of which 16,456,952 are directly owned by Figure SPV and 201,309 are directly owned by DCM Opportunity III. Lin is a director of each of UGP VIII, the general partner of GP VIII, which is the general partner of each of DCM VIII, Side Fund VIII and Affiliates Fund VIII, the members of Figure SPV, and UGP Opportunity III, the general partner of GP Opportunity III, which is the general partner of DCM Opportunity III, and may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 16,658,261, of which 16,456,952 are directly owned by Figure SPV and 201,309 are directly owned by DCM Opportunity III. Lin is a director of each of UGP VIII, the general partner of GP VIII, which is the general partner of each of DCM VIII, Side Fund VIII and Affiliates Fund VIII, the members of Figure SPV, and UGP Opportunity III, the general partner of GP Opportunity III, which is the general partner of DCM Opportunity III, and may be deemed to have shared power to dispose of these shares.
  
  Note to Row 11: This percentage is calculated based upon 174,853,649 shares of Class A common stock outstanding of the Issuer as of September 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.

## Item 1. Issuer
Name of issuer: Figure Technology Solutions, Inc.
Address of issuer's principal executive offices: 100 West Liberty St, Suite 600 Reno, NV, 10018

## Item 2. Person Filing
Name of person filing: This Schedule is filed by DCM Opportunity Fund III, L.P., a Cayman Islands exempted limited partnership ("DCM Opportunity III"), DCM Opportunity Fund Investment Management III, L.P., a Cayman Islands exempted limited partnership ("GP Opportunity III"), DCM Opportunity Fund International III, Ltd., a Cayman Islands exempted company ("UGP Opportunity III"), Figure Investments, LLC, a Delaware limited liability corporation ("Figure SPV), DCM Ventures China Fund (DCM VIII), L.P., a Cayman Islands exempted limited partnership ("DCM VIII"), DCM Investment Management VIII, L.P., a Cayman Islands exempted limited partnership ("GP VIII"), DCM International VIII, Ltd., a Cayman Islands exempted company ("UGP VIII"), Matthew C. Bonner, ("Bonner"), Andre G. Levi ("Levi") and F. Hurst Lin ("Lin"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o DCM

2420 Sand Hill Road
Suite 200
Menlo Park, California 94025
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of DCM Opportunity III, DCM VIII, GP VIII and GP Opportunity III, the limited liability company agreement of Figure SPV and the amended and restated memorandum and articles of association of UGP Opportunity III and UGP VIII, the partners, members or shareholders, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A

Agreement of Joint Filing

Exhibit B

Power of Attorney

## Signatures
- DCM Opportunity Fund III, L.P.: /s/ Matthew C. Bonner, By DCM Opportunity Fund International III, Ltd., the General Partner of the General Partner, Matthew C. Bonner, Attorney-In-Fact* (11/17/2025)
- DCM Opportunity Fund Investment Management III, L.P.: /s/ Matthew C. Bonner, By DCM Opportunity Fund International III, Ltd., its General Partner, Matthew C. Bonner, Attorney-In-Fact* (11/17/2025)
- DCM Opportunity Fund International III, Ltd.: /s/ Matthew C. Bonner, Matthew C. Bonner, Attorney-In-Fact* (11/17/2025)
- Figure Investments, LLC: /s/ Matthew C. Bonner, Matthew C. Bonner, President (11/17/2025)
- DCM Ventures China Fund (DCM VIII), L.P.: /s/ Matthew C. Bonner, By DCM International VIII, Ltd., the General Partner of the General Partner, Matthew C. Bonner, Director (11/17/2025)
- DCM Investment Management VIII, L.P.: /s/ Matthew C. Bonner, By DCM International VIII, Ltd., its General Partner, Matthew C. Bonner, Director (11/17/2025)
- DCM International VIII, Ltd.: /s/ Matthew C. Bonner, Matthew C. Bonner, Director (11/17/2025)
- Matthew C. Bonner: /s/ Matthew C. Bonner, Matthew C. Bonner (11/17/2025)
- Andre G. Levi: /s/ Matthew C. Bonner, Matthew C. Bonner, Attorney-In-Fact* (11/17/2025)
- F. Hurst Lin: /s/ Matthew C. Bonner, Matthew C. Bonner, Attorney-In-Fact* (11/17/2025)
Comment: * Signed pursuant to a Power of Attorney included at Exhibit B hereto.